POULTON & YORDAN
ATTORNEYS AT LAW

RICHARD T. LUDLOW

March 1, 2011

Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Profire Energy, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2010
Filed June 29, 2010 File No.: 0-52376

Dear Mr. Vaughn:

At the request of the management of Profire Energy, Inc. (the “Company” or “Profire”) we are responding to comments raised by the staff at the Securities and Exchange Commission in your letter dated February 17, 2011.  Following are the Company’s responses to your comments.

Form 10-K for the Fiscal Year Ended March 31, 2010

Item 9(A)(T). Controls and Procedures, page 18

Management’s Report on Internal Control over Financial Reporting, page 18

1.
We note your disclosure that “based upon this assessment, we determined that there are material weaknesses affecting our internal control over financial report.”  Notwithstanding this statement, we do not see where you have provided management’s conclusion as to the effectiveness of your internal control over financial reporting.  Please amend the filing to provide the disclosure required by 308T(a)(3) of Regulation S-K.

The Company proposes to address this comment by filing Amendment No. 1 to its annual report on Form 10-K for the year ended March 31, 2010 (“Amendment 1”).  Amendment 1 would restate in its entirety, the disclosure under Item 9A(T) of the annual report of Form 10-K for the year ended March 31, 2010 (“Annual Report”).  To address this Comment 1, the Company proposes to include in Amendment 1 a revised third paragraph under the subheading “Management’s Report on Internal Control over Financial Reporting” of Item 9A(T) with the language presented below.  The Company believes the revised language provides a clearer statement regarding management’s

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Mr. Kevin L. Vaughn
March 1, 2011

conclusion as to the effectiveness of its internal control over financial reporting to address your Comment 1.  Rather than include the entire text of Item 9A(T) in this letter, the Company has only included the proposed revised third paragraph in this letter, because except as noted in this response to Comment 1 and in the Company’s response to Comment 2, the balance of the disclosure in Item 9A(T) to be included in Amendment 1 would be unchanged from the disclosure in the Annual Report.  For ease of identifying the changes to address this comment, we have underlined the proposed new disclosure.

As of March 31, 2010 we conducted an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control — Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based upon this assessment, we determined that there are material weaknesses affecting our internal control over financial reporting and have concluded that our internal control over financial reporting was not effective as of the period covered by this report.

2.	Please revise future filings, including any amendment to this filing, to include the disclosures required by Item 308T(a)(4) of Regulation S-K.

The Company confirms that in future filings, including the proposed Amendment 1, the Company proposes to include the following disclosure required by Item 308T(a)(4) to Item 9A(T) under the subheading “Management’s Report on Internal Control over Financial Reporting”:

This annual report on Form 10-K does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report on Form 10-K.

Notes to Consolidated Financial Statements, Page F-6

General

3.
In future filings, please disclose the amount of long-lived assets and revenue from foreign countries for each year a statement of operations is presented, in accordance with paragraphs 280-10-50-41 of the FASB Accounting Standards Codification.

Mr. Kevin L. Vaughn
March 1, 2011

The Company confirms that in future filings containing financial statements it will disclose the amount of long-lived assets and revenue from foreign countries for each year a statement of operations is presented, in accordance with paragraphs 280-10-50-41 of the FASB Accounting Standards Codification.

In connection with Comments 1, 2 and 8, the Company proposes to file amendments to its Annual Report and its quarterly reports for the quarters ended June 30, September 30, and December 31, 2010 (the “Quarterly Reports”).  It is the Company’s intention that those amendments will provide revised disclosure only to Item 9A(T) of the Annual Report and Item 4 of the Quarterly Reports.  The Company is not proposing that the amendments include the entirety of those reports, including the financial statements.  Therefore, it is not the Company’s intent to address the accounting issues raised in Comments 3-7 in the proposed amendments to the Annual Report or the Quarterly Reports.

4.
We note from page seven that you have three customers that accounted for more than 10% of your total revenues.  In future filings, please quantify the sale to each of your major customers for each year a statement of operations is presented.  Refer to Accounting Standards Codification 280-10-50-42.  Please further disclose any individually significant concentration of credit risk with such customers.  Refer to paragraph 825-10-50-20 of the FASB Accounting Standards Codification.

The Company confirms that in future filings containing financial statements it will: i) quantify the sale to each of its major customers for each year a statement of operations is presented; and ii) it will disclose any individually significant concentration of credit risk with such customers.

Note 1 – Summary of Significant Accounting Policies, page F-6

Basic Earnings per Share, page F-6

5.
We note from your Statements of Changes in Stockholders’ Equity on page F-4 and from here that you have outstanding stock options.  Please revise future filings to provide all of the disclosures required by paragraphs 718-10-50-1 through 2 of the FASB Accounting Standards Codification.

The Company confirms that in future filings containing financial statements it will provide all of the disclosures required by paragraphs 718-10-50-1 through 2 of the FASB Accounting Standards Codification.

6.
Please revise future filings to disclose securities that could potentially dilute basic earnings per share that were not included in the computation of diluted earnings per share because to do so would be antidilutive in accordance with paragraph 260-10-50-1.c. of  the FASB Accounting Standards Codification.

Mr. Kevin L. Vaughn
March 1, 2011

The Company confirms that in future filings containing financial statements it will disclose securities that could potentially dilute basic earnings per share that were not included in the computation of diluted earnings per share because to do so would be antidilutive in accordance with paragraph 260-10-50-1.c. of  the FASB Accounting Standards Codification.

Note 5 – Provision for Income Taxes, page F-10

7.
We note your subsidiary is subject to Canadian income taxes from page F-7.  In future filings, please disclose whether or not deferred taxes have been provided on undistributed earnings that will be transferred to the parent entity and the basis for your position.  Refer to paragraph 740-30-25-17 of the FASB Accounting Standards Codification.

The Company confirms that in future filings containing financial statements it will disclose whether or not deferred taxes have been provided on undistributed earnings that will be transferred to the parent entity and the basis for your position.

Forms 10-Q as of June 30, September 30 and December 31, 2010

Item 4. Controls and Procedures, pages 13, 15, and 16, respectively

8.
Please amend your June 30, September 30 and December 31, 2010 Forms 10-Q to provide a conclusion regarding the effectiveness of your disclosure controls and procedures as required by Item 307 of Regulation S-K.

The Company proposes to address this comment by filing an Amendment No. 1 to each of its Quarterly Reports (“Quarterly Report Amendments”).  Each Quarterly Report Amendment would restate in its entirety, the disclosure under Item 4 of the current Quarterly Reports.  To address this Comment 8, the Company proposes to include in the Quarterly Report Amendments revised first and second paragraphs under the subheading “Evaluation of Disclosure Controls and Procedures” of Item 4 with the language presented below.  Rather than include the entire text of Item 4 in this letter, the Company has included only the proposed revised first and second paragraphs in this letter, because except as noted in this response to Comment 8, the balance of the disclosure in Item 4 to be included in Quarterly Report Amendments would be unchanged from the disclosure in the Quarterly Reports.  For ease of identifying the changes to address this comment, we have underlined the proposed new disclosure.

Mr. Kevin L. Vaughn
March 1, 2011

Evaluation of Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate disclosure controls and procedures as defined in Rules 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Our disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure and to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this quarterly report on Form 10-Q.  Based upon this assessment, we determined that as of the end of period covered by this quarterly report on Form 10-Q our disclosure controls and procedures were not effective because there exist material weaknesses affecting our internal control over financial reporting.

9.
We note that you conducted an evaluation of the effectiveness of your internal control over financial reporting as of June 30, September 30, and December 31, 2010.  Item 308 of Regulation S-K indicates that management’s conclusion of effectiveness of its internal controls over financial reporting is an annual assessment and disclosure than a quarterly assessment and disclosure.  Please tell us if management performed an assessment on the effectiveness of its internal controls over financial reporting as of June 30, September 30 and December 31, 2010.

While management did engage in an evaluation of its internal control over financial reporting in connection with the quarterly assessment of its disclosure controls and procedures, as the Commission points out in this Comment 9, Regulation S-K requires management to present its conclusion of the effectiveness of its internal control over financial reporting only on an annual basis.  Therefore, in response to Comment 8 above, the Company proposes to revise the Item 4 Controls and Procedures disclosure in each of the Quarterly Reports to clarify that it performed a quarterly assessment of the effectiveness of disclosure controls and procedures as required by Item 307 of Regulation S-K.

Mr. Kevin L. Vaughn
March 1, 2011

Attached to this letter, please find a statement from the Company acknowledging that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. If you have any questions or require additional information, please contact me directly.

Very truly yours,

POULTON & YORDAN

/s/	Richard T. Ludlow
Richard T. Ludlow
Attorney at Law

February 28, 2011

Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Profire Energy, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2010
Filed June 29, 2010 File No.: 0-52376

Dear Mr. Vaughn:

In connection with the Company’s responses to comments raised by the staff of the Securities and Exchange Commission in your letter dated February 17, 2011, the Company acknowledges that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please contact me directly.

Sincerely,

/s/	Andrew Limpert
Andrew Limpert
Chief Financial Officer